UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒  Annual Report Pursuant To Section 15(d) Of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐  Transition Report Pursuant To Section 15(d) Of

The Securities Exchange Act of 1934

For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address

of the plan, if different from that of

the issuer named below:

CONMED CORPORATION

Retirement Savings Plan

(B) Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office:

CONMED CORPORATION

525 French Road

Utica, New York 13502

CONMED Corporation

Retirement Savings Plan

Index to Financial Statements

December 31, 2016 and 2015

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

CONMED Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/	Insero & Co. CPAs, LLP
Certified Public Accountants

Rochester, New York
June 19, 2017

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CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments, at Fair Value
Mutual Funds	$147,987,645	$143,212,448
Common Collective Trust	10,673,453	10,033,384
Common Stock	7,977,855	8,993,565
Preferred Stock	146,348	213,673
Corporate Bonds	115,098	86,438
Money Market Funds	9,092,557	9,079,869

Total Investments, at Fair Value	175,992,956	171,619,377

Non-interest Bearing Cash	-	8,730

Notes Receivable from Participants	4,960,625	5,058,088

Other Receivable	19,654	22,811

Total Assets	180,973,235	176,709,006

Liabilities
Other Liabilities	57,649	49,708

Total Liabilities	57,649	49,708

Net Assets Available for Benefits	$180,915,586	$176,659,298

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions to net assets attributed to:
Net appreciation in fair value of investments	$6,050,859
Interest and dividends	5,369,211
Interest on notes receivable from participants	225,389
Contributions:
Participants	13,087,846
Employer	7,271,279

Total additions	32,004,584

Deductions from net assets attributed to:
Administrative expenses	(88,408)
Distributions to participants	(27,659,888)

Total deductions	(27,748,296)

Net increase	4,256,288

Net assets available for benefits at beginning of year	176,659,298

Net assets available for benefits at end of year	$180,915,586

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contribution invested in a designated balanced fund until changed by the participant. Effective January 1, 2015, the pre-tax contribution of an employee who is contributing less than 7% of the employee’s annual compensation, as defined in the plan document, will automatically increase annually in 1% increments until the employee’s pre-tax contribution election reaches 7% of annual compensation, provided the employee has not elected to opt-out of the automatic increase feature. The Company matches 100% of each participant's contribution up to a maximum of 7% of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures reduced employer contributions by approximately $373,268 in 2016. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $701 and $1,270, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant vests at 20% per year of service and becomes fully vested in the remainder of his or her account upon the completion of five years of service.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Investment Options

Participants are allowed to invest in a variety of investment choices, including a self-directed brokerage account, as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Notes Receivable from Participants

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason including those previously mentioned. The Plan also provides for withdrawals by participants prior to termination. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value (NAV) per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. This ASU is effective for the Plan beginning January 1, 2016. The Plan has elected to adopt this ASU on a retrospective basis as of December 31, 2016. Accordingly, the fair value information as of December 31, 2015 disclosed in Note 2 has been modified to reflect this change.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual Funds

These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are valued at NAV provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value and is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Total
Mutual Funds	$147,987,645	$-	$147,987,645
Common Stock	7,977,855	-	7,977,855
Preferred Stock	146,348	-	146,348
Corporate Bonds	115,098	-	115,098
Money Market Funds	-	9,092,557	9,092,557
Investments measured at fair value	156,226,946	9,092,557	165,319,503
Investments measured at NAV as a practical expedient (a)			10,673,453
Total investments at fair value			$175,992,956

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual Funds	$143,212,448	$-	$143,212,448
Common Stock	8,993,565	-	8,993,565
Preferred Stock	213,673	-	213,673
Corporate Bonds	86,438	-	86,438
Money Market Funds	-	9,079,869	9,079,869
Investments measured at fair value	152,506,124	9,079,869	161,585,993
Investments measured at NAV as a practical expedient (a)			10,033,384
Total investments at fair value			$171,619,377

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated January 11, 2013, from the Internal Revenue Service (“IRS”). The Plan was last amended in January 2016. The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

4.	Transactions with Parties-in-Interest

As of December 31, 2016 and 2015, the Plan held certain securities issued by the Company as follows:

	December 31, 2016		December 31, 2015
	Number of Shares	Fair Value	Number of Shares	Fair Value

CONMED Corporation
Common Stock	96,353	$4,255,912	113,362	$4,993,596

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

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CONMED Corporation
Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Current
Identity of Issue/Description of Investment	Value

Janus Enterprise Fund Class N	$13,376,690
Fidelity Puritan Fund**	13,065,381
Fidelity 500 Index Fund**	12,484,019
Fidelity Managed Income Portfolio Fund**	10,673,453
Fidelity Low-Priced Stock Fund**	9,446,987
MFS Value Fund R6	8,734,623
Fidelity Investment Grade Bond**	8,590,493
Fidelity Freedom K 2025**	8,507,749
Fidelity Retirement Money Market Government Fund**	7,118,900
Fidelity Freedom K 2030**	7,077,479
Participant - Directed Brokerage Link Account	7,014,192
Fidelity Capital Appreciation Fund Class K**	6,754,353
Fidelity Freedom K 2020**	6,724,361
Fidelity Freedom K 2040**	6,591,703
Fidelity Diversified International Fund Class K**	6,528,904
Fidelity Freedom K 2045**	6,286,323
Fidelity Freedom K 2035**	5,807,301
T. Rowe Price Dividend Growth Fund	5,355,556
Fidelity Freedom K 2050**	4,452,568
CONMED Corporation Common Stock **	4,255,912
Vanguard Total Bond Market Admiral Fund	3,524,539
JP Morgan U.S. Small Company Fund Class R6	2,479,883
Fidelity Freedom K 2015**	2,106,836
Fidelity Global ex U.S. Index Fund Premium Class**	1,849,631
Delaware Small Cap Value Institutional Fund	1,775,585
Fidelity Extended Market Index Fund Premium Class**	1,467,128
Fidelity Freedom K 2055**	1,014,385
WF Emerging Markets Equity Fund R6	923,239
Fidelity Freedom K Income Fund**	908,246
Fidelity Freedom K 2010**	624,139
Interest Bearing Cash Accounts	337,386
Fidelity Freedom K 2060**	89,580
Fidelity Freedom K 2005**	45,432

Notes receivable from participants, interest rates from
4.25% to 9.25% and maturities from 2017 to 2030**	4,960,625

$180,953,581

**	Denotes party-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/ Luke A. Pomilio
Name:	Luke A. Pomilio
Title:	Executive Vice President – Finance and Chief Financial Officer

Date: June 19, 2017

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